SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

INTEVAC, INC.

(Exact name of Registrant as specified in its charter)

State of Delaware	0-26946	94-3125814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

3560 Bassett Street

Santa Clara, CA 95054

(Address of principal executive offices and zip code)

James Moniz

(408) 986-9888

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2020 to December 31, 2020, Intevac Inc. (the “Company”) (i) has determined that “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) for Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture, (ii) has performed, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the minerals that is designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or any adjoining country, as defined by paragraph (d)(1) of Item 1.01 of the Form SD, or are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of the Form SD and (iii) based on its RCOI, the Company has performed due diligence procedures as described further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Item 1.02	Exhibit

Conflict Minerals Disclosure

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and this Specialized Disclosure Report on From SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form. A copy of this Form and the Conflict Minerals Report are publically available at www.intevac.com.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit Number	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEVAC, INC.

Date: May 28, 2021	/s/ JAMES MONIZ
James Moniz
Executive Vice President, Finance and Administration,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.